SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K

                                  ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                      For the year ended December 31, 1998




                            RELIANCE ELECTRIC COMPANY
                           SAVINGS AND INVESTMENT PLAN




                       ROCKWELL INTERNATIONAL CORPORATION
                         600 Anton Boulevard, Suite 700
                        Costa Mesa, California 92626-7147

                            RELIANCE ELECTRIC COMPANY
                           SAVINGS AND INVESTMENT PLAN

                                      INDEX


                                                                    PAGE NUMBER
                                                                    -----------
FINANCIAL STATEMENTS:

         INDEPENDENT AUDITORS' REPORT                                       1

         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
           DECEMBER 31, 1998 AND 1997                                   2 - 3

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
           FOR BENEFITS, FOR THE YEARS ENDED
           DECEMBER 31, 1998 AND 1997                                   4 - 5

         NOTES TO FINANCIAL STATEMENTS                                 6 - 12

SUPPLEMENTAL SCHEDULES:

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
           DECEMBER 31, 1998                                               13

         SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS,
           DECEMBER 31, 1998                                               14

         SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
           YEAR ENDED DECEMBER 31, 1998                                    15


SIGNATURES                                                                S-1


EXHIBIT:

         INDEPENDENT AUDITORS' CONSENT                                    S-2

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Reliance Electric Company
  Savings and Investment Plan
  and Participants:

We have audited the accompanying financial statements of net assets available for benefits of the Reliance Electric Company Savings and Investment Plan as of December 31, 1998 and 1997, and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998, (2) loans or fixed income obligations as of December 31, 1998, and (3) schedule of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in the audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole, except that the supplemental Schedule of Loans or Fixed Income Obligations does not include certain information regarding participant loans.



Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 18, 1999


RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN
-----------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 (IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------------------

                                                                Supplemental Information by Fund
                                          -----------------------------------------------------------------------------
                                                       Master Defined
                                            Interest    Contribution   Growth & Equity   Basic   Exxon    U.S.  Loan
ASSETS:                            Total  Accumulation     Trust       Income    Index   Value   Stock   Gov't  Fund
------                             -----  ------------ --------------  ------   ------   -----   -----   -----  ----
INVESTMENTS:
  Master Defined
    Contribution Trust           $ 43,111                $43,111
  Aetna Growth & Income
    Equity Account                 49,899                             $49,899
  Equity Index Fund                63,499                                      $63,499
  Merrill Lynch Basic Value Fund   68,670                                               $68,670
  Exxon Corporation Common Stock   85,734                                                       $85,734
  Bankers Trust Pyramid
    Government Fund                 2,423                                                               $2,423
  Guaranteed Investment
    Contracts                      85,256   $85,256
  Merrill Lynch Retirement
    Preservation Trust             44,023    44,023
  Loans to Participants             8,019                                                                       $8,019
  Short-Term Investments           17,294    16,700                       231                       223            140
                                 --------  --------      -------      -------  -------  ------- ------- ------  -------
  Total Investments               467,928   145,979       43,111       50,130   63,499   68,670  85,957  2,423   8,159
                                 --------  --------      -------      -------  -------  ------- ------- ------  -------

RECEIVABLES:
-----------
  Interest and Dividends
    Receivable                        412       397                         1                 1      12              1
                                 --------  --------      -------      -------  -------  ------- ------- ------  -------
  Total Receivables                   412       397                         1                 1      12              1
                                 --------  --------      -------      -------  -------  ------- ------- ------  -------

TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS         $468,340  $146,376      $43,111     $50,131  $63,499   $68,671 $85,969 $2,423  $8,160
                                 ========  ========      =======     =======  =======   ======= ======= ======  ======



See notes to financial statements.


RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN
-----------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 (IN THOUSANDS)
----------------------------------------------------------------------------------------------------------------------

                                                                Supplemental Information by Fund
                                          ----------------------------------------------------------------------------
                                                       Master Defined
                                            Interest    Contribution   Growth & Equity   Basic   Exxon    U.S.  Loan
ASSETS:                            Total  Accumulation     Trust       Income    Index   Value   Stock   Gov't  Fund
------                             -----  ------------ --------------  ------   ------   -----   -----   -----  ----
INVESTMENTS:
  Master Defined
    Contribution Trust           $ 39,005                 $39,005
  Aetna Growth & Income
    Equity Account                 46,372                             $46,372
  Equity Index Fund                48,084                                      $48,084
  Merrill Lynch Basic Value Fund   67,414                                               $67,414
  Exxon Corporation Common Stock   81,616                                                       $81,616
  Bankers Trust Pyramid
    Government Fund                 2,020                                                               $2,020
  Guaranteed Investment
    Contracts                     103,441  $103,441
  Merrill Lynch Retirement
    Preservation Trust             47,349    47,349
  Loans to Participants             7,941                                                                       $7,941
  Short-Term Investments            4,155     1,682                       218        7      438   1,733             77
                                 --------  --------      -------      -------  -------  ------- ------- ------  ------
  Total Investments               447,397   152,472       39,005       46,590   48,091   67,852  83,349  2,020   8,018
                                 --------  --------      -------      -------  -------  ------- ------- ------  ------

RECEIVABLES:
-----------
  Contributions Receivable          2,056       500          836          223      222      261             14
  Interest and Dividends
    Receivable                        262       240                         1                 2       8     11
                                 --------  --------      -------      -------  -------  ------- ------- ------  ------
  Total Receivables                 2,318       740          836          224      222      263       8     25
                                 --------  --------      -------      -------  -------  ------- ------- ------  ------

TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS         $449,715  $153,212      $39,841      $46,814  $48,313  $68,115 $83,357 $2,045  $8,018
                                 ========  ========      =======      =======  =======  ======= ======= ======  ======

See notes to financial statements.


RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN
-----------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998 (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------

                                                                Supplemental Information by Fund
                                         -------------------------------------------------------------------------------------
                                                        Master Defined
                                           Interest      Contribution     Growth & Equity    Basic    Exxon     U.S.    Loan
INCOME:                          Total   Accumulation        Trust        Income    Index    Value    Stock    Gov't    Fund
                                -------  ------------  ----------------- --------   ------   -----    -----    -----    ----
Contributions:
    Employer                    $  5,484   $    132        $  5,193      $     54  $    42  $    60  $        $     3   $
    Employee                      15,085      4,929           1,483         2,654    2,807    3,041               171
                                --------   --------        --------      --------  -------  -------  -------  -------   ------
       Total contributions        20,569      5,061           6,676         2,708    2,849    3,101               174
                                --------   --------        --------      --------  -------  -------  -------  -------   ------

Earnings from Investments:
    Net loss from Master
      Defined Contribution Trust  (1,671)                    (1,671)
    Interest                         198          5                            13        2       25        2      142        9
    Dividends                      1,406                                                      1,406
    Net appreciation
      in fair value of
      investments                 52,908      8,810                         6,334   14,152    6,210   17,402
                                --------   --------        --------       -------  -------  -------  -------  -------  -------
      Total earnings (loss)
        From investments          52,841      8,815          (1,671)        6,347   14,154    7,641   17,404      142        9
                                --------   --------        --------       -------  -------  -------  -------  -------  -------

       Total income               73,410     13,876           5,005         9,055   17,003   10,742   17,404      316        9
                                --------   --------        --------       -------  -------  -------  -------  -------  -------

EXPENSES:
  Distributions for withdrawals
    and terminations              54,740     23,865           3,583         3,746    4,494    6,543   11,991      264      254
  Administrative Expenses             45                                                39                          6
                               ---------  ---------        --------       -------  -------  -------  -------  -------  -------
    Total expenses                54,785     23,865           3,583         3,746    4,533    6,543   11,991      270      254
                               ---------  ---------        --------       -------  -------  -------  -------  -------  -------

NET INCOME (LOSS)                 18,625     (9,989)          1,422         5,309   12,470    4,199    5,413       46     (245)

TRANSFERS:
  Interfund transfers                         3,153           1,848        (1,992)   2,716   (3,643)  (2,801)     332      387

  NET (DECREASE) INCREASE         18,625     (6,836)          3,270         3,317   15,186      556    2,612      378      142

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR    449,715    153,212          39,841        46,814   48,313   68,115   83,357    2,045    8,018
                               ---------  ---------        --------       -------  -------  -------  -------  -------  -------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR        $ 468,340  $ 146,376        $ 43,111       $50,131  $63,499  $68,671  $85,969  $ 2,423  $ 8,160
                               =========  =========        ========       =======  =======  =======  =======  =======  =======


See notes to financial statements.


RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN
-----------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------

                                                                Supplemental Information by Fund
                                         -------------------------------------------------------------------------------------
                                                 Master Defined
                                           Interest      Contribution     Growth & Equity    Basic    Exxon     U.S.    Loan
INCOME:                          Total   Accumulation        Trust        Income    Index    Value    Stock    Gov't    Fund
                                -------  ------------  ----------------- --------   ------   -----    -----    -----    ----
Contributions:
    Employer                    $ 9,002                    $ 9,002
    Employee                     18,077    $ 7,181           1,959        $  2,691  $ 2,620 $ 3,429            $  197
                                -------    -------         -------        --------  ------- -------   ------- -------   ------
       Total contributions       27,079      7,181          10,961           2,691    2,620   3,429               197
                                -------    -------         -------        --------  ------- -------   ------- -------   ------

Earnings from Investments:
    Net loss in Master
      Defined Contribution Trust   (685)                      (685)
    Interest                      7,159      6,965                               9        5      15   $     9     150   $    6
    Dividends                     3,057                                                       1,326     1,731
    Net appreciation
      in fair value of
      investments                56,620      3,973                           9,756   10,920  13,778    18,193
                                -------    -------         -------         -------  ------- -------   ------- -------   ------
      Total earnings (loss)
        from investments         66,151     10,938            (685)          9,765   10,925  15,119    19,933     150        6
                                -------    -------         -------         -------  ------- -------   ------- -------   ------

       Total income              93,230     18,119          10,276          12,456   13,545  18,548    19,933     347        6
                                -------    -------         -------         -------  ------- -------   ------- -------   ------

EXPENSES:
  Distributions for withdrawals
    and terminations             42,607     19,325           1,822          3,576     2,225   6,584     8,647     428        -
  Administrative Expenses            93         51                                       36                         6        -
                               --------   --------         -------        -------  -------- -------   -------  ------   ------
    Total expenses               42,700     19,376           1,822          3,576     2,261   6,584     8,647     434        -
                               --------   --------         -------        -------  -------- -------   -------  ------   ------

NET INCOME (LOSS)                50,530     (1,257)          8,454          8,880    11,284  11,964    11,286     (87)       6

TRANSFERS:
  Interfund transfers                      (18,419)          3,661          6,642     6,091   3,090    (1,786)   (242)     963

  NET INCREASE (DECREASE)         50,530   (19,676)         12,115         15,522    17,375  15,054     9,500    (329)     969

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR    399,185   172,888          27,726         31,292   30,938   53,061    73,857   2,374    7,049
                                --------  --------         -------        -------  -------  -------   -------  ------  -------

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR         $449,715  $153,212         $39,841        $46,814  $48,313  $68,115   $83,357  $2,045  $ 8,018
                                ========  ========         =======        =======  =======  =======   =======  ======  =======

See notes to financial statements.

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN
-----------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following general description of the Reliance Electric Company Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information.

         a. The Plan is a defined contribution plan administered by Reliance Electric Company (the "Company"). The Company is a wholly-owned subsidiary of Allen-Bradley Company, LLC, which is a wholly-owned subsidiary of Rockwell International Corporation ("Rockwell"). The trustee of the Plan is Wells Fargo, N.A. In 1997, the following investments of the plan (described below) were transferred into the Rockwell International Corporation Master Defined Contribution Trust:
                  Rockwell Stock Funds A and B and Boeing Stock Funds C and D.

         b. Eligibility - All employees of the Company and its eligible subsidiaries in the United States who have completed 30 days of service and are not covered by a collective bargaining agreement (unless that collective bargaining agreement expressly provides for the employees' eligibility) are eligible to participate in the Plan. Eligible employees can elect to participate in the Plan at the beginning of any month following their eligibility date.

         c. Vesting - Employee contributions are fully vested. Employer matching contributions are vested after the participant has completed three years of service. Any employer matching contributions which are forfeited are applied to reduce future Company contributions. During 1998 and 1997, employer matching contributions were reduced by approximately $129,902 and $95,000, respectively, from forfeited non-vested accounts.

         d. Contributions - Eligible employees may elect to contribute from 1% to 16% of their pre-tax compensation including wages, bonuses and commissions into the Plan up to $10,000 in 1998 and $9,500 in 1997. Participants who have completed one year of service are eligible to receive matching company contributions. Prior to January 1, 1998, the Company matching contribution ranged from 50% to 100% of participant contributions, provided that such amounts did not exceed an amount equal to 6% of a participant's compensation, based on a formula measuring the growth of Rockwell Automation sales. Effective January 1, 1998, Rockwell contributed an amount equal to 50% of the first 6% of eligible compensation contributed by participants. The Company matching contribution is in the form of Rockwell Common Stock. Plan participants can elect to have their contributions invested in 5% increments in the different investment funds available.

         e. Investments - Excluding the Exxon, Meritor, Conexant and Boeing stock funds (which are closed to new contributions) and the Rockwell Stock Fund B, a participant may direct contributions to any of the following investment options:

                  i) Interest Accumulation Fund - Investments in contracts with insurance or other financial institutions that provide for return of principal plus a rate of return on the investment.

                  ii) Rockwell Stock Funds A and B - These funds consist exclusively of shares of Common Stock of Rockwell International Corporation.

                  iii) Aetna Growth and Income Equity Account - A pooled fund investing primarily in the Aetna Variable fund, a registered mutual fund. This fund is invested in a wide variety of preferred and common stocks and interest-producing securities.

                  iv) Equity Index Fund - A mutual fund managed by the Bankers Trust Company of New York investing in stocks intended to approximate the overall performance of the Standard and Poor's 500 Composite Stock Index ("S&P 500 Index").

                  v) Merrill Lynch Basic Value Fund - A mutual fund whose investments are primarily in common stock of established companies that are selected with an objective of long-term growth through capital appreciation and income.

                  vi) Exxon Stock Fund - This fund consists exclusively of shares of common stock of the Exxon Corporation. Exxon's Stock is traded on the New York Stock Exchange. The Exxon Stock Fund has been closed to new contributions and transfers (into the fund) since 1986. Quarterly dividends paid by Exxon are reinvested in additional shares of Exxon stock by the Plan Trustee.

                  vii) U.S. Government Fund - This fund consists of securities backed by the United States Government and its agencies.

                  viii) Boeing Stock Funds C and D - These funds consist exclusively of shares of common stock of The Boeing Company.

                  ix) Meritor Stock Funds E and F - These funds consist exclusively of shares of common stock of Meritor Automotive, Inc. See Note 7 for additional information.

                  x) Conexant Stock Funds G and H - These funds consist exclusively of shares of common stock of Conexant Systems, Inc. See Note 7 for additional information.

         f. Short-term Investments - The Trustee makes short-term investments of available cash until amounts are invested or disbursed in accordance with Plan participant elections.

         g. Participant Accounts - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

         h. Plan Withdrawals and Distributions - Active participants may withdraw certain amounts from their accounts up to their entire vested interest when they attain the age of 59-1/2, or if they qualify for financial hardship. Participant vested amounts are payable upon retirement, death, or other termination of employment. Benefit claims payable for participants who have withdrawn from the Plan at December 31, 1998 and 1997 amounted to $3.6 million and $4.0 million, respectively.

         i. Plan Termination - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions will vest immediately and be nonforfeitable.

         j. Participant Loans - A participant may obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over periods ranging from 12 to 56 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full after a minimum of 12 months. Payments of principal and interest are credited to the participant's account. Participants may have only one outstanding loan at a time.

2.       SIGNIFICANT ACCOUNTING POLICIES

         a. Investment Valuation - Investments in securities and short-term investments are stated at fair value as measured by readily available market prices; investments in contracts with insurance companies, included in general accounts, are stated at contract value. According to the provisions of AICPA Statement of Position 94-4 ("SOP"), "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans", the guaranteed investment contracts are deemed to be fully benefit responsive; as such the contracts are presented at contract value on the face of the financial statements. The fair value of the Guaranteed Investment Contracts as of December 31, 1998 and 1997 is approximately $85.3 million and $103.4 million, respectively. The crediting interest rates for the contracts ranged from 6.19% to 6.33% at December 31, 1998 and 5.71% to 6.33% at December 31, 1997.
                  Mutual fund investments are valued at net asset value at which shares of the fund may be purchased or redeemed.

         b. Security Transactions and Investment Income - Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

         c. Plan Expenses - Asset management fees charged by the Growth and Income Fund, Equity Index Fund, Interest Accumulation Fund, and U.S. Government Fund are paid by the Plan. All other administrative expenses of the Plan are paid by the Company.

         d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.       INVESTMENTS EXCEEDING 5% OF NET ASSETS

         The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1998 and 1997 are as follows (dollars in thousands):

         Description of Investment                            1998       1997
         -------------------------                            ----       ----

         Guaranteed Investment Contracts:
           John Hancock (#9659)                             $   -     $24,572
           Bankers Trust Pyramid Guaranteed Investment
             Fund                                            42,645    45,851
         Merrill Lynch Retirement Preservation Trust         44,023    47,349
         Exxon Common Stock                                  85,734    81,616
         Bankers Trust Equity Index Fund                     63,499    48,084
         Aetna Growth & Income Equity Account                49,899    46,372
         Merrill Lynch Basic Value Fund                      68,670    67,414

4.       TAX STATUS

         The Plan obtained its latest determination letter in 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1998. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       UNITS OF PARTICIPATION

                                           1998                    1997
                                    -----------------      ------------------
                                     Number      Unit        Number      Unit
         Investment Program         of Units    Value       of Units    Value
         ------------------         -----------------      ------------------

         Interest Accumulation
           Fund                    13,453,020  $ 10.85    14,936,131  $ 10.22
         Exxon Stock Fund           6,984,898  $ 12.31     8,279,064    10.07

6.       MASTER DEFINED CONTRIBUTION TRUST

         At December 31, 1998 and 1997, some of the Plan's investment assets were held in a Master Defined Contribution Trust (Master Trust) at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating plans.

         The investment accounts of the Master Trust are valued at fair value at the end of each day. The net gain or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

         The Master Trust investments are valued at fair value. If available, quoted market prices are used to value investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The funds held by the Master Trust for the Plan include the Rockwell, Meritor, Boeing, and Conexant stock funds. For purposes of presentation in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997, the Master Defined Contribution Trust column includes at the beginning balance, the aggregate balances of the Rockwell and Boeing stock funds as of December 31, 1996. The Rockwell, Boeing and Meritor Stock funds were transferred to the Master Trust during September 1997.

         The net assets of the Master Trust at December 31, 1998 and 1997 are summarized as follows:

                                                     1998             1997
                                                     ----             ----
              Assets:
                Cash and equivalents            $   74,351,351   $  151,789,487
                U.S. Government securities          20,395,583       52,855,764
                Corporate bonds and debentures     135,081,333       16,296,122
                Corporate stocks                 2,852,241,039    3,225,666,216
                Guaranteed investment contracts    406,115,361      446,246,073
                Accrued income                       4,125,316        2,117,905
                                                --------------   --------------
                  Total assets and net assets
                    available for benefits      $3,492,309,983   $3,894,971,567
                                                ==============   ==============

         The net investment (loss) earnings of the Master Trust for the years ended December 31, 1998 and 1997 is summarized as follows:

                                                    1998             1997
                                                    ----             ----

              Interest                           $  38,579,864   $  36,452,298
              Dividends                             58,366,753      22,897,520
              Net appreciation (depreciation):
                U.S. Government securities             407,560        (412,594)
                Corporate bonds and debentures        (625,459)        301,248
                Common and preferred stocks       (103,309,401)    (54,950,172)
                                                 -------------   -------------
                  Net investment (loss) earnings $  (6,580,683)  $   4,288,300
                                                  =============   =============

         The Plan's interest in the total Master Trust as a percentage of net assets of the Master Trust was 1% at both December 31, 1998 and 1997, respectively. While the Plan participates in the Master Trust, the portfolio of investments is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized less net depreciation in 1998 and 1997.

         The amounts appearing in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997, for the Master Defined Contribution Trust includes the following activity that occurred prior to the transfer of the funds to the trust:

                                     Rockwell     Rockwell    Boeing    Boeing
                                     Stock A      Stock B    Stock C   Stock D
                                     --------     --------   -------   -------
              Interest and
                dividends          $  266,121  $  172,367  $  8,282   $  5,758
              Net appreciation
                (depreciation) in
                fair value of
                investments            90,911      60,327  (724,606)  (502,549)
              Contributions         5,905,625   1,229,480         -          -
              Distributions           708,709     564,301    26,444     15,225

7.       CHANGES IN THE PLAN

         On September 30, 1997, Rockwell spun-off its Automotive business into an independent, publicly held company, Meritor Automotive, Inc. ("Meritor") and distributed all of the outstanding shares of common stock of Meritor to holders of Rockwell Common Stock. As a result of this transaction, participants of the Plan received one share of Meritor Common Stock for every three shares of Rockwell Common Stock which they held as of the transaction date. Also effective September 30, 1997, Meritor Stock Funds E and F, consisting of Meritor Common Stock, have been added to the plan. Participants may elect to transfer all or a portion of their account balances in Meritor Stock Fund E and Stock Fund F to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

         Effective January 1, 1998 participants may elect to transfer all or a portion of their account balances in Boeing Stock Fund C and Stock Fund D to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

         On December 31, 1998, Rockwell spun-off its Semiconductor Systems business into an independent, publicly held company, Conexant Systems, Inc. ("Conexant"), and distributed all of the outstanding shares of common stock of Conexant to holders of Rockwell common stock. As a result of this distribution, the Plan received one share of Conexant common stock for every two shares of Rockwell common stock held by Stock Funds A and B as of the distribution date. The Conexant shares were received on January 4, 1999 by Conexant Stock Funds G and H, which were established as of the December 31, 1998 distribution date. Upon distribution, the value of each Conexant share was approximately $16.75, which was twice the amount of the approximate $8.37 decline in the value of each Rockwell share at that same time. As such, based on the distribution allocation of the shares (one Conexant share for every two Rockwell shares held), the distribution of Conexant shares had no impact on Plan participant account balances. Participants may elect to transfer all or a portion of their account balances in Conexant Stock Fund G and Stock Fund H to other investment funds within this Plan. Special rules apply on which funds are available for transfer.

8.       SUBSEQUENT EVENTS

         In January 1999, Rockwell approved a series of changes to the Plan that became effective on April 1, 1999. These changes include increasing the investment opportunities available under the Plan and adding flexibility to certain participant transactions such as investment of future participant contributions, fund transfers, participant loans etc., and providing an ongoing investment education program to Plan participants. Participants should refer to the Summary Plan Descriptions for more information on these changes.

         Effective January 1, 1999, certain Plan participants transferred to the Allen-Bradley Savings and Investment Plan for Hourly Employees. The account balances related to these participants transferred during April, 1999.

         Also, effective January 1, 1999, the Plan was merged into the Allen-Bradley Savings and Investment Plan for Salaried Employees, which was renamed the Rockwell International Corporation Salaried Retirement Savings Plan. The Plan's assets were transferred to the Rockwell International Corporation Salaried Retirement Plan during April, 1999.


RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN
-----------------------------------------------------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998 (IN THOUSANDS)
------------------------------------------------------------------------------------------------------------------------

         COLUMN B                                  COLUMN C                                     COLUMN D       COLUMN E
         --------                                  --------                                     --------       --------
    Identity of issuer                      Description of investment,
    borrower, lessor                   including collateral, rate of interest,                                 Current
    or similar party                    maturity date, par or maturity value                     Cost           Value
    ------------------                 ---------------------------------------                   ----          -------

*   Wells Fargo, N.A.               Master Defined Contribution Trust                          $ 41,624       $ 43,111
                                                                                               ========       ========

*   Wells Fargo, N.A.               John Hancock GA #9659, 6.19%                               $ 22,825       $ 22,825
                                    Metropolitan Life Insurance Company GAC #24725, 6.33%        19,786         19,786
                                    Bankers Trust Pyramid Guaranteed Investment Fund             42,645         42,645
                                                                                               --------       --------

                                      Total Investment Contracts                               $ 85,256       $ 85,256
                                                                                               ========       ========

*   Wells Fargo, N.A.               Merrill Lynch Retirement Preservation Trust                $ 44,023       $ 44,023
                                    Bankers Trust Pyramid Government Fund                         2,423          2,423
                                                                                               --------       --------

                                      Total Investments in Fixed Income Trusts                 $ 46,446       $ 46,446
                                                                                               ========       ========

*   Wells Fargo, N.A.               Exxon, 1,172,425 shares                                    $ 21,834       $ 85,734
                                                                                               --------       --------

                                      Total Common Stocks                                      $ 21,834       $ 85,734
                                                                                               ========       ========

*   Wells Fargo, N.A.               Bankers Trust Equity Index Fund                            $ 33,366       $ 63,499
                                    Aetna Growth & Income Equity Account                         34,958         49,899
                                    Merrill Lynch Basic Value Fund                               49,505         68,670
                                                                                               --------       --------

                                      Total Mutual/Equity Funds                                $117,829       $182,068
                                                                                               ========       ========

*   Wells Fargo, N.A.               Short-Term Income Fund                                     $ 17,294       $ 17,294
                                                                                               ========       ========

*   Loans                          *Loans to participants 7% - 12%, maturities
                                    ranging from 12 to 120 months                              $  8,019       $  8,019
                                                                                               ========       ========

                                      Total Investments - All Funds                            $338,302       $467,928
                                                                                               ========       ========

*  Party-in-interest

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN
DECEMBER 31, 1998

Schedule 27b - Schedule of Loans or Fixed Income Obligations

                                                                                 g) Detailed
                                                                                    Description
                                                                                    of Loan,
                                                                                    Including
                                                                                    Dates of
                                                                                    Making and
                                                                                    Maturity,
                                                                                    Interest
                                                                                    Rate, Type
                                                                                    and Value of
                                                                                    Collateral,
                                        Amount Received During Reporting Year       Description       Amount Overdue
                                        -------------------------------------       and Terms of      --------------
                                                                                    Renegotiation
       b) Identity and  c) Original                              f) Unpaid          of Loan, if
          Address of       Amount of                                Balance at      any, and Other
a)        Obligor          Loan       d) Principal  e) Interest     End of Year     Material Items  h) Principal  i) Interest
-----  ---------------  ------------  ------------  -----------  --------------  -----------------  ------------  -----------
*      Various          Not           Not           Not          Not             Various                 $46,204  Not
       Participants     available*    available*    available*   available*      Participant                      available*
                                                                                 Loans



Not available*:  The Plan's recordkeeper has indicated that this information is not currently available.

Note:  The participant loans included in this schedule are over 90 days past due.  Each identified participant has been notified that this past due status, if not corrected by bringing the loan to a current status within 60 days, will result in the loan being defaulted and the loan amount being found to be taxable as a deemed distribution.


RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN
-----------------------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998 (IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------------

REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1998 REPRESENT SERIES OF TRANSACTIONS INVOLVING ONE SERIES
WHICH EXCEEDS 5% OF ASSETS AVAILABLE FOR PLAN BENEFITS AT THE BEGINNING OF THE YEAR


         Column A              Column B          Column C       Column D      Column G       Column H         Column I
         --------              --------          --------       --------      --------       --------         --------

                                                                                           Current Value
       Identity of            Description        Purchase        Selling       Cost of      of Asset on        Net
     Party Involved            of Asset            Price          Price         Asset     Transaction Date   Gain/(Loss)
     --------------           -----------        --------        -------       -------    ----------------   -----------

Sales
-----
  Wells Fargo, N.A.           Short-term
    Short-Term Income Fund    Investments                        $86,920        $86,920       $86,920             -

  Wells Fargo, N.A.           Interest
                              Accumulation
                              Fund                                40,625         38,564        40,625          $2,061

  Aetna Contract              #5360 1% 12/31/99                   19,908         14,799        19,908           5,109

  Merrill Lynch Basic
    Value Fund                Inc-A#221                           13,753          9,241        13,753           4,513

  Bankers Trust Pyramid
    Equity Index Fund         Mutual Fund                         13,147          7,097        13,147           6,051

Purchases
---------
  Wells Fargo, N.A.           Short-term
    Short-Term Income Fund    Investments         $86,231                        86,231        86,231             -

  Wells Fargo, N.A.           Interest
                              Accumulation
                              Fund                 25,117                        25,117        25,117             -

  Aetna Contract              #5360 1% 12/31/99    17,101                        17,101        17,101             -

  Merrill Lynch Basic
    Value Fund                Inc-A#221            12,966                        12,966        12,966             -

  Bankers Trust Pyramid
    Equity Index Fund         Mutual Fund          14,410                        14,410        14,410             -


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                            ROCKWELL INTERNATIONAL CORPORATION
                                            SALARIED RETIREMENT SAVINGS PLAN,
                                            AS SUCCESSOR TO THE
                                            RELIANCE ELECTRIC COMPANY
                                            SAVINGS AND INVESTMENT PLAN


                                            By  /s/ Alfred J. Spigarelli
                                              -------------------------------
                                                    Alfred J. Spigarelli
                                                    Plan Administrator


Date:  June 29, 1999

                          INDEPENDENT AUDITORS' CONSENT
                          -----------------------------

We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell International Corporation on Form S-8, and the Prospectus dated March 10, 1999, with respect to the Securities covered thereby, of our report dated June 18, 1999, appearing in this Annual Report on Form 11-K of the Reliance Electric Company Savings and Investment Plan for the year ended December 31, 1998.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 29, 1999




                                       S-2